# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: TMC the metals Co Inc., CIK 0001798562
CUSIP: 87261Y106
Title of class of securities: TMC Common Shares without par value
Address of issuer's principal executive offices: 1111 WEST HASTINGS STREET, 1111 WEST HASTINGS STREET, VANCOUVER, British Columbia Canada (A1), V6E 2J3
Date of event which requires filing of this statement: 06/18/2025
Amends the filing with accession number 0000728083-25-000006
Filed by CIK 0000728083
Persons authorized to receive notices and communications: Jeremy Covino, 399 Park Avenue, New York, New York (NY), 10022, (212) 756-3174

## Reporting persons
- FIRST MANHATTAN CO. LLC. (CIK 0000728083): type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 17,619,789; sole dispositive power 0; shared dispositive power 17,619,789; aggregate amount beneficially owned 17,619,789 (4.9% of the class)
- Zachary A. Wydra: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 17,619,789; sole dispositive power 0; shared dispositive power 17,619,789; aggregate amount beneficially owned 17,619,789 (4.9% of the class)
- FMC Group Holdings LP: type of reporting person: partnership (PN), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 17,619,789; sole dispositive power 0; shared dispositive power 17,619,789; aggregate amount beneficially owned 17,619,789 (4.9% of the class)
- First Manhattan Management LLC: type of reporting person: other (OO), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 17,619,789; sole dispositive power 0; shared dispositive power 17,619,789; aggregate amount beneficially owned 17,619,789 (4.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: TMC Common Shares without par value
Name of issuer: TMC the metals Co Inc.
Address of issuer's principal executive offices: 1111 WEST HASTINGS STREET, 1111 WEST HASTINGS STREET, VANCOUVER, British Columbia Canada (A1), V6E 2J3

## Item 2. Identity and Background
Name of person filing: This Statement is filed by: (i) First Manhattan Co. LLC, an SEC-registered investment adviser; (ii) Zachary A. Wydra, Chief Executive Officer of First Manhattan Co. LLC and FMC Group Holdings, L.P. and the Portfolio Manager of the Accounts (as defined below); (iii) First Manhattan Management LLC, the general partner of FMC Group Holdings, L.P.; and (iv) FMC Group Holdings, L.P., the parent holding company of First Manhattan Co. LLC (the "Reporting Persons").
Residence or business address: The business address of each of the Reporting Persons is 399 Park Avenue, New York, New York 10022.
Present principal occupation or employment: The principal business of each of the Reporting Persons is providing investment advisory, wealth management, and related services.
Criminal convictions in the last five years: Not applicable.
Civil proceedings (securities laws) in the last five years: Not applicable.
Citizenship: Mr. Wydra is a U.S. citizen. Each of the other Reporting Persons is an entity formed under the laws of the State of Delaware.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Common Stock referred to in Item 5 is held in investment accounts, including accounts of advisory clients, partners, and employees of First Manhattan Co. LLC, over which First Manhattan Co. LLC and Mr. Wydra, as Portfolio Manager, have investment discretion (the "Accounts"). Accordingly, the Reporting Persons may be deemed to have voting and dispositive power over the Common Stock held in the Accounts. 4,137,286 shares of such Common Stock are owned by Mr. Wydra personally. The aggregate purchase price of the Common Stock referred to in Item 5 is $20,642,346 (the "Amount"), which were purchased using available funds in the Accounts or by a cashless stock option exercise.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons initially acquired the Common Stock because they believed that the Common Stock represented an attractive investment opportunity. On May 12, 2025, Mr. Wydra, the CEO of FMC Group Holdings L.P. and First Manhattan Co. LLC and the Portfolio Manager of the Accounts, became a Board Observer of the Board of Directors of the Issuer. As a result of this Board Observer position, Mr. Wydra expects to participate in discussions with management of the Issuer, the Board of Directors of the Issuer, other shareholders of the Issuer, and other relevant parties with respect to the Issuer's business, operations, strategy, and related matters.

Depending upon, among other things, the outcome of the discussions referenced above, current and future trading prices for the shares of the Common Stock, the financial condition, results of operations and prospects of the Issuer and its businesses, other investment opportunities available to the Reporting Persons and the Accounts, conditions in the securities markets, general economic conditions, and other factors that the Reporting Persons deems relevant, the Reporting Persons may from time to time acquire additional shares of Common Stock and warrants or sell shares of Common Stock in the open market, in privately negotiated transactions or otherwise, and may take such other actions with respect to their investment in the Issuer as they may deem appropriate, including, without limitation, changing their intention with respect any of the matters enumerated in clauses (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The aggregate number of shares of Common Stock to which this Statement relates is 17,619,789. Such shares of Common Stock constitute approximately 4.86% of the Issuer's currently outstanding Common Stock, based upon the 362,186,002 shares of Common Stock outstanding as of May 13, 2025 as reported in the Issuer's Annual Report on Form 10-Q for the period ended March 31, 2025 filed with the Securities and Exchange Commission.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Persons may be deemed to have shared voting power and shared dispositive power over the shares of Common Stock to which this Statement relates.
Transactions in the class effected during the past sixty days: Exhibit 2 hereto (which is incorporated by reference in this Item 5 as if restated in full herein) sets forth all transactions with respect to the Shares effected during the past 60 days by the Reporting Persons.
Other persons with the right to receive dividends or sale proceeds: The ultimate owners of the Accounts have the right to participate in the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock to which this Statement relates in accordance with their respective interests in the Accounts.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: A Board Observer Agreement, dated May 12, 2025 between the Issuer and Mr. Wydra, details the terms of Mr. Wydra's Board Observer position ("Board Observer Agreement"). Certain agreements and undertakings by the Reporting Persons in connection with the purchase of the shares of Common Stock and warrants to which this Statement relates are set forth in Securities Purchase Agreements, dated August 14, 2023, November 15, 2024 and first amended November 26, 2024, with the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1: Agreement Joint Filing of Schedule 13D
Exhibit 2: Transactions
https://www.sec.gov/Archives/edgar/data/728083/000072808325000006/jointfilingagreement.htm
https://www.sec.gov/Archives/edgar/data/728083/000072808325000006/boardobserveragreement.pdf
https://www.sec.gov/Archives/edgar/data/1798562/000110465923091027/tm2323509d2_ex10-1.htm
https://www.sec.gov/Archives/edgar/data/1798562/000110465924119790/tm2427511d3_ex10-1.htm
https://www.sec.gov/Archives/edgar/data/1798562/000110465924119790/tm2427511d3_ex10-1.htm

## Signatures
- FIRST MANHATTAN CO. LLC.: Jeremy Covino, Chief Compliance Officer (06/23/2025)
- Zachary A. Wydra: Zachary A. Wydra, Authorized Signatory (06/23/2025)
- FMC Group Holdings LP: Andrew Aspen, Authorized Signatory (06/23/2025)
- First Manhattan Management LLC: Andrew Aspen, Authorized Signatory (06/23/2025)